UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 31, 2018

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: May__28_ , 2018	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2018

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at March 31, 2018

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management.  These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at March 31, 2018

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As of March 31, 2018 and December 31, 2017

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	March 31, 2018	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents		$79,097	$327,434
Accounts and grants receivable	5	950,278	970,467
Prepaid and other receivables		109,570	205,482
		1,138,945	1,503,383
Non-Current Assets
Property and equipment	6	29,062	30,689
Intangibles	7	-	-
Goodwill		-	-
TOTAL ASSETS		$1,168,007	$1,534,072

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		$415,087	$488,636
Accrued liabilities		135,838	155,156
Lease inducement		33,643	36,526
Loans payable	8	550,000	300,000
TOTAL LIABILITIES		$1,134,568	$980,318

Equity
Share capital	9	21,914,722	21,914,722
Share-based payment reserve	10	3,816,086	3,792,678
Accumulated other comprehensive income		(303,078)	(303,447)
Deficit		(25,394,291)	(24,850,199)
TOTAL EQUITY		33,439	553,754
TOTAL EQUITY AND LIABILITIES		$1,168,007	$1,534,072

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 28, 2018.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-months ended March 31, 2018, 2017 and 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	2018	2017	2016
Revenue	14	$80,355	$597,977	$756,858

Expenses

Selling, general and administrative		310,965	231,688	204,701
Amortization - intangibles	7	-	294,272	224,288
Direct costs		38,120	37,930	58,221
Development costs		257,434
Share-based payments		23,408	-	-
Depreciation – property and equipment	6	1,653	1,389	1,444
Total Expenses		631,580	565,279	488,654

Income / (Loss) from Operations		(551,225)	32,698	268,204

Net Finance Charges
Interest expense		14,952	9,382	18,157
Foreign exchange (gain) / loss		(29,341)	13,452	186,544

Income / (Loss) Before Income Tax		(536,836)	9,864	63,503
Income tax expense		7,257	5,919	12,673
Net Profit / (Loss) for the Period		(544,093)	3,945	50,830

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(218)	(218)	60,958

Total Comprehensive Income / (Loss)		$(544,311)	$3,727	$111,788

Earnings / (Loss) per Share
Basic		$(0.02)	$0.00	$0.01
Diluted		$(0.02)	$0.00	$0.00
Weighted Average Number of Common Shares Outstanding
Basic		35,529,132	35,529,132	29,746,494
Diluted		35,529,132	37,099,039	30,731,246

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month ended March 31, 2018 and 2017

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2017	35,529,192	$21,914,722	$3,421,165	$(302,037)	$(18,588,817)	$6,445,033
Profit for the period	-	-	-	-	3,945	3,945
Other comprehensive loss	-	-	-	(218)	-	(218)
Balance as at March 31, 2017	35,529,192	$21,914,722	$3,421,165	$(302,255)	$(18,584,872)	$6,448,760
Loss for the period	-	-	-	-	(6,265,327)	(6,265,327)
Other comprehensive loss	-	-	-	(1,192)	-	(1,192)
Share-based payments charged to operations	-	-	371,513	-	-	371,513
Balance as at December 31, 2017	35,529,192	$21,914,722	$3,792,678	$(303,447)	$(24,850,199)	$553,754
Loss for the period	-	-	-	-	(544,092)	(544,092)
Other comprehensive loss	-	-	-	369	-	369
Share-based payments charged to operations			23,408	-	-	23,408
Balance as at March 31, 2018	35,529,192	$21,914,722	$3,816,086	$(303,078)	$(25,394,291)	$33,439

No preference shares were issued at March 31, 2018, December 31, 2017 and 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three-months ended March 31, 2018, 2017 and 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit / (Loss) for the Period	$(544,092)	$3,945	$50,830

Adjustments to Net Profit for Non-Cash Items:

Amortization - intangible	-	294,272	204,701
Share-based payment	23,408	-	-
Unrealized foreign exchange gain / (loss)	(2,540)	(13,246)	73,824
Depreciation – property and equipment	1,653	1,389	1,444

Operating Profit / (Loss) Before Working Capital Changes	(521,571)	286,360	350,386

Working Capital Adjustments:

(Increase)/decrease in accounts and grants receivable	20,189	381,648	(620,365)
(Increase)/decrease in prepaid and other receivables	95,912	241,517	(2,262)
Increase/(decrease) in accounts payable	(73,549)	(8,852)	8,630
Increase/(decrease) in accrued liabilities	(19,318)	(55,116)	12,402

Cash Generated from / (used in) Operations	(498,337)	845,557	(251,209)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on software, web development and content development costs	-	(874,818)	(601,716)
Purchase of property and equipment	-	-	(2,022)

Net Cash Flows Generated from / (used in) investing activities	-	(874,818)	(603,738)

CASH FLOWS FROM FINANCING ACTIVITIES
Stock option exercise	-	-	10,883
Warrant exercise	-	-	556,250
Proceeds from loans payable	250,000	685,000	-
Repayment of loans payable	-	(440,000)	-

Net Cash Flows Generated from / (used in) Financing Activities	250,000	245,000	567,133

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(248,337)	215,739	(287,814)

Cash and Cash Equivalents at the Beginning of the Period	327,434	84,303	409,022

Cash and Cash Equivalents at the End of the Period	$79,097	$300,042	$121,208

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and quoted on the OTC Marketplace. The consolidated financial statements of the Company as at and for the year ended March 31, 2018 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., Parlo Corporation and Lingo Group Limited (the “Group”).

Lingo Media is a global provider of best-in-class digital and print-based English language learning solutions that is ‘Changing the way the world learns English’. The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. This raises the doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance or debt borrowing or through cash flow generated from sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

The condensed consolidated interim financial statements for the period ended March 31, 2018 were approved and authorized by the Board of Directors on May 28, 2018.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at March 31, 2018. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.3	Basis of consolidation (Cont’d)

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of allowance for doubtful accounts

●	Determination of the recoverability of the carrying value of intangibles and goodwill

●	Recognition of internally developed intangibles

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2017, except the following:

New Standards Adopted in Current Year

IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transaction. The amendments are effective for the annual period beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. Under IFRS 15, revenue from the sale of licenses would be recognized at a point in time when control over the products has been transferred to the customer. The Company transfers control and satisfied its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18. IFRS 15 is effective for the Company on January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements. Note that as a result of IFRS 15, the disaggregated revenue has been disclosed in Note 14.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	March 31, 2018	December 31, 2017
Trade receivable	$872,722	$947,911
Grants receivable	77,556	22,556
	$950,278	$970,467

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2017	$80,713
Additions	-
Effect of foreign exchange	(104)
Cost, March 31, 2017	$80,609
Additions	9,923
Effect of foreign exchange	(745)
Cost, December 31, 2017	$89,787
Effect of foreign exchange	321
Cost, March 31, 2018	$90,108

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

6.	PROPERTY AND EQUIPMENT (Cont’d)

Accumulated depreciation, January 1, 2017	$53,225
Charge for the period	1,389
Effect of foreign exchange	(92)
Accumulated depreciation, March 31, 2017	$54,522
Charge for the period	5,255
Effect of foreign exchange	(679)
Accumulated depreciation, December 31, 2017	$59,098
Charge for the period	1,653
Effect of foreign exchange	295
Accumulated depreciation, March 31, 2018	$61,046
Net book value, January 1, 2017	$27,488
Net book value March 31, 2017	$26,087
Net book value, December 31, 2017	$30,689
Net book value, March 31, 2018	$29,062

7.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219
Additions	306,317	-	568,501	874,818
Cost, March 31, 2017	9,545,405	1,477,122	3,042,521	14,065,037
Impairment	(306,317)	-	(568,501)	(874,818)
Cost, December 31, 2017	9,239,088	1,477,112	2,474,020	13,190,219
Cost, March 31, 2018	$9,239,088	$1,477,112	$2,474,020	$13,190,219
Accumulated depreciation, January 1, 2017	$8,229,946	$1,477,112	$483,152	$10,190,210
Charge for the period	170,571	-	123,701	294,272
Accumulated depreciation, March 31, 2017	8,400,517	$1,477,112	606,853	10,484,482
Charge for the period	386,553	-	371,103	757,655
Impairment	452,018	-	1,496,064	1,948,802
Accumulated depreciation, December 31, 2017	9,239,088	1,477,112	2,474,020	13,190,219
Accumulated depreciation, March 31, 2018	$-	$-	$-	$-
Net book value, December 31, 2017	$-	$-	$-	$-
Net book value, March 31, 2018	$-	$-	$-	$-

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

7.	INTANGIBLES (Cont’d)

The Company began commercial production and sale of its services and products during 2009. In 2018, the Company continued to maintain and upgrade its ELL Technologies’ suite of products and invested $257,434 (2017 - $874,818). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of five these products.

The Company previously capitalized all development costs related to its software web development, content platform, and content development through to December 31, 2016.  During the year ended December 31, 2017, there was uncertainty with respect to feasibility and profitability of the projects due to sales not achieving forecasted levels and a resulting decline in expected future cash flows from their intended use.  Consequently, the benefit of these development costs may not be realized as soon as previously expected and, as such, the costs incurred during the quarter ended March 31, 2018 were expensed rather than capitalized as they did not meet the criteria for capitalization.

8.	LOANS PAYABLE

	March 31, 2018	December 31, 2017
Loans payable, interest bearing at 12% per annum and monthly interest payments, due on demand(i)	$550,000	$300,000
	$550,000	$300,000

(i)	The Company received an unsecured bridge loan in the first quarter of 2018. Included in loans payable are loans amounting to $230,000 (2017 – $Nil) to related parties as disclosed in Note 16.

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares Transactions (Cont’d):

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent. During 2016, 1,811,683 warrants were exercised for $1,358,762, and the remaining expired on May 11, 2016.

(iii)

On August 27, 2014, the Company extended the term of the $880,000 loan to September 8, 2015, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares were valued at a market price of $0.10 per share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(iv)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4-month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000. During 2016, 3,300,000 warrants were exercised for $412,500, and the remaining expired on April 17, 2016.

c)	Stock options exercise

In 2016, 299,166 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13, $0.14, 0.24 and $0.66 for the gross proceeds of $52,567. These options have a grant date fair value of $0.0674, $0.0721, 0.1443 and $0.5174 respectively. The weighted average exercise price on the date of exercise of these options was $0.18.

d)	Warrants exercise

In 2016, 5,711,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 and $0.75 for the gross proceeds of $2,221,262. These warrants have a grant date fair value of $0.014, $0.241 and $0.272. The weighted average exercise price on the date of exercise of these warrants was $0.39.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan”). The 2011 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Warrant Remaining Contract Life (Yrs)
Outstanding as at January 1, 2017	2,045,835	$0.18	-
Outstanding as at March 31, 2017	2,045,835	0.18	-
Granted	4,012,000	0.21	2.76
Expired	(2,049,085)	0.18	-
Forfeited	(9,750)	0.24	2.34
Exercised	-	-	-
Outstanding as at December 31, 2017	3,999,000	$0.23	2.77
Outstanding as at March 31, 2018	3,999,000	$0.23	2.52

Options exercisable as at March 31, 2017	2,045,000	$0.18
Options exercisable as at December 31, 2017	2,577,000	$0.21
Options exercisable as at March 31, 2018	3,108,625	$0.21

The weighted average remaining contractual life for the stock options outstanding as at March 31, 2018 was years 2.52 (2017 – 0.61 years, 2016 – 1.7 years). The range of exercise prices for the stock options outstanding as at March 31, 2018 was $0.20- $0.23 (2017 - $0.14 - $0.24, 2016 - $0.13 - $0.77). The weighted average grant-date fair value of options granted to management, employees, directors and consultants was estimated at $0.12 (2017 - $Nil, 2016 - $0.47) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed immediately.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The vesting periods on the options granted in 2017 are as follows, 1,995,000 options are vested immediately upon issuance, 185,000 stock options will vest upon achievements of non-market conditions, 1,832,000 stock options was vesting quarterly over 3 years, three months after grant date. In 2016, the vesting periods on the options granted was nine months after grant date. In 2015, the vesting periods on the options granted was immediate.

The pricing model assumes the weighted average risk free interest rates of 1.39% (2016 – 0.44%, 2015 – 0.62%) weighted average expected dividend yields of nil (2016 – nil, 2015 – nil), the weighted average expected common stock price volatility (based on historical trading) of 97% (2016 – 107%, 2015 – 52%), a forfeiture rate of 0% (2016 – 0%), a weighted average stock price of $0.20 (2016 - $0.70, 2015 - $0.58), a weighted average exercise price of $0.21 (2016 - $0.69, 2015 - $0.58), and a weighted average expected life of years 3 (2016 – 1.57 years, 2015 – 1.5 years), which were estimated based on past experience with options and option contract specifics.

11.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $60,101 (2017 - $55,000), relating to the Company's publishing and software projects. At the end of the period, $77,556 (March 31, 2017 - $76,847) is included in accounts and grants receivable.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

12.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

a.	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

12.	FINANCIAL INSTRUMENTS (Cont’d)

Financial risk management objectives and policies (Cont’d)

a.	Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $33,972 (2017 - $158,962) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at March 31, 2018 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of March 31, 2018 are as follows:

US Denominated
USD
Cash	12,304
Accounts receivable	673,099
Accounts payable	45,687

b.	Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At March 31, 2018, the Company had cash of $79,097 accounts and grants receivable of $950,278 and prepaid and other receivables of $109,570 to settle current liabilities of $1,134,566.

c.	Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at March 31, 2018, the Company has outstanding receivables of $872,722. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

13.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

13.	CAPITAL MANAGEMENT (Cont’d)

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2018 or 2017.

14.	SEGMENTED INFORMATION AND REVENUE

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online English Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company. It earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.

The company reports an aggregate revenue number that incorporates all revenues generated from print-based and online-based segments. The revenue of print-based is the royalty income from People’s Education & Audio Visual Press. The revenue of online-based is from licensing revenue to the Company’s online English Education programs.

Transactions between operating segments are recorded at the exchange amount and eliminated upon consolidation.

Segmented Information (Before Other Financial Items Below)

March 31, 2018	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$163,013	$1,004,994	$1,168,007
Segmented liabilities	653,829	480,739	1,134,568
Segmented revenue	35,612	44,743	80,355
Segmented direct costs	17,250	20,870	38,120
Segmented selling, general & administrative	214,810	96,154	310,964
Segmented loss	(454,423)	(80,650)	(535,073)

March 31, 2017	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,938,392	$1,409,519	$7,347,911
Segmented liabilities	584,210	314,941	899,151
Segmented revenue	518,787	79,190	597,977
Segmented direct costs	16,049	21,881	37,930
Segmented selling, general & administrative	156,237	75,451	231,688
Segmented profit (loss)	52,017	(23,052)	26,779

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

14.	SEGMENTED INFORMATION AND REVENUE (Cont’d)

March 31, 2016	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$4,778,413	$1,166,391	$5,944,804
Segmented liabilities	843,061	364,137	1,207,198
Segmented revenue	677,719	79,139	756,858
Segmented direct costs	35,256	22,965	58,221
Segmented selling, general & administrative	155,546	49,155	204,701
Segmented profit (loss)	262,263	(6,733)	255,530
Segmented intangible addition	601,716	-	601,716

Other Financial Items	2018	2017	2016
Online English Language Learning segmented income (loss)	$(454,423)	$52,017	$235,342
Print-Based English Language Learning segmented income (loss)	(80,651)	(23,052)	(25,533)
Foreign exchange	29,341	(13,452)	(140,823)
Interest expense	(14,952)	(9,382)	(18,157)
Share-based payment	(23,408)	-	-
Other comprehensive income (loss)	(218)	(218)	60,958
Total Comprehensive Income (Loss)	$(544,311)	$3,727	$111,787

Identifiable Assets by Geographic Region
	2018	2017	2016
Canada	$1,160,038	$7,347,911	$5,897,799
China	7,969	-	1,284
	$1,168,007	$7,347,911	$5,899,083

Revenue by Geographic Region
	2018	2017	2016
Latin America	$17,759	$482,775	$600,013
China	54,495	103,296	120,329
Other	8,101	11,906	36,516
	$80,355	$597,977	$756,858

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	2018	2017	2016
Income taxes and other taxes paid	$7257	$5,919	$12,673
Interest paid	$893	$9,382	$18,157

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited - See Notice to Reader)

16.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $48,800 (2017 - $6,434, 2016 - $5,400) to the corporations with director or officer in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation was $82,500 (2017 – $82,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company. $82,500 is deferred and included in accounts payable.

(c)

At March 31, 2018, the Company had loans payable due to two corporations controlled by directors and officers of the Company in the amount of $230,000 (2017 - $Nil) bearing interest at 12% per annum. Interest expense related to these loans is $4,622 (2017 - $4,480).